SAMSUNG

ELECTRONICS



08001364

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 14, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Senior Manager Myung-Kun Kim of IR Team at Samsung Electronics Co., Ltd. at (82) 2-727-7408.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

dlw 3/21


SAMSUNG

ELECTRONICS

March 14, 2008

Investment in Semiconductor Lines

On March 14, 2008, the management committee of Samsung Electronics authorized an investment in expanding and upgrading the existing Semiconductor Lines.

·Details

- Investment amount: KRW 1,347.9 billion
- Products: Semiconductor products
- Purpose: To improve competitiveness by increasing production capacity

END